Exhibit 34.2b

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Assurant Inc.:

We have examined management’s assertion, included in the accompanying Report on Assessment of Compliance with §1122(d)(2)(vi), §1122(d)(4)(xi) and §1122(d)(4)(xii) of Regulation AB Servicing Criteria, that American Security Insurance Company, Standard Guaranty Insurance Company and TrackSure Insurance Agency, Inc. (affiliates of Assurant, Inc.,) (collectively the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for the insurance escrow servicing activities it performs with respect to all mortgage backed securities transactions that were registered after January 1, 2006 with the Securities and Exchange Commission pursuant to the Securities Act of 1933 (the “Platform”), as of December 31, 2020 and for the year then ended, excluding criteria §1122(d)(1)(i) through §1122 (d)(1)(v), §1122 (d)(2)(i) through §1122(d)(2)(v), §1122(d)(2)(vii), § 1122(d)(3)(i) through §1122(d)(3)(iv), §1122(d)(4)(i) through§ 1122(d)(4)(x) and §1122(d)(4)(xiii) through §1122(d)(4)(xv), which the Company has determined are not applicable to the activities performed by it with respect to the Platform. American Security Insurance Company, Standard Guaranty Insurance Company and TrackSure Insurance Agency, Inc.’s management is responsible for its assertion and for the Company's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company’s compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the applicable servicing criteria is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected asset-backed transactions and securities that comprise the Platform, testing of selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that American Security Insurance Company, Standard Guaranty Insurance Company, and TrackSure Insurance Agency, Inc. complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2020 for the Platform is fairly stated, in all material respects.

PricewaterhouseCoopers LLP
Atlanta, Georgia
February 5, 2021

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309

T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us